PERFECT FRY COMPANY®

04035204

RECEIVED
JUL 1 2004
OFFICE OF THE SECRETARY

SUPPL

June 23, 2004

RECEIVED
2004 JUL -2 A 9:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 - 5th Street NW
Washington, DC 20549
USA

ATTENTION: **Secretary**

RE: **Commission File Number 82-1609**

Please find enclosed a copy of our Press Release dated June 23, 2004.

This information is being furnished to the Commission pursuant to Rule 12g3-2(b).

Sincerely,

Sharon Haasdyk

Sharon Haasdyk
Chief Financial Officer

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

dlw 7/6

N:/Investor Relations/Press Releases/SECPRSRL.DOC

Corporate Office: 9298 Horton Road SW, Calgary, AB, Canada T2V 2X4 Phone 403-255-7712 Fax 403-255-1725 1-800-265-7711 www.perfectfry.com
USA Office: 693 Bram Hall Court, Avon, IN, USA 46123 Toll Free 866-502-3762 Fax 317-745-2369

RECEIVED
JUL 0 1 2004
OFFICE OF THE SECRETARY

NEWS RELEASE

Perfect Fry Corporation - Normal Course Issuer Bid

Calgary, AB June 23, 2004 - The Board of Directors of Perfect Fry Corporation has filed a notice to conduct a normal course issuer bid, commencing July 1, 2004 and expiring June 30, 2005. In the notice, the Corporation states its intention to purchase for cancellation up to a maximum of 489,432 common shares, representing 5% of all common shares issued and outstanding. As of June 27, 2004, there were 9,788,656 common shares issued and outstanding.

This program is designed to allow the Corporation to purchase common shares in the normal course, when the Corporation estimates that the common shares are undervalued by the Market.

These purchases are to be made through the facilities of the TSX Venture Exchange in accordance with its policy on normal course issuer bids. The price that the Corporation will pay for any common shares will be the market price at the time of acquisition to a maximum market price of $0.50 per share. Purchases may commence on July 1, 2004 and will terminate no later than June 30, 2005.

Founded in 1985, Perfect Fry manufactures and markets state-of-the-art, counter-top deep fryers, accessories and other peripherals. Markets are now world-wide, encompassing and targeting that part of the fast-food retail industry that specializes in popular, tasty deep-fried foods at snack bars, food kiosks, sports and recreation outlets, concession stands and convenience stores.

Contact: Sharon Haasdyk
Chief Financial Officer
Phone (403) 255-7712
E-mail: invest@perfectfry.com Web: www.perfectfry.com